1-6528

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

02045621

FORM 11-K

X ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SERCURITES EXCHANGE ACT OF 1934

For the period ended December 31, 2001

___ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission file number 333-58548

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

WALLACE PROFIT SHARING AND RETIREMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Wallace Computer Services, Inc.

2275 Cabot Drive, Lisle, IL 60532

Telephone: 630-588-5000

REQUIRED INFORMATION

Wallace Profit Sharing and Retirement Plan (the "Plan") is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and schedules of the Plan for the period ended December 31, 2001, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Exhibit 2 and incorporated herein by this reference.

SIGNATURE

The Plan

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WALLACE PROFIT SHARING AND RETIREMENT PLAN

By: Wallace Retirement Plans Committee

Robert J. Kelderhouse
Plan Committee Member

June 25, 2002

EXHIBIT INDEX

WASHINGTON, PITTMAN & McKEEVER, LLC
CERTIFIED PUBLIC ACCOUNTANTS AND
MANAGEMENT CONSULTANTS
819 South Wabash Avenue
Suite 600
Chicago, Illinois 60605

Ph. (312) 786-0330
Fax (312) 786-0323
www.wpmck.com

Exhibit 1

CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

As independent public accountants, we hereby consent to the incorporation of our report dated May 23, 2002, included in or made a part of this Form 11-K, into the Wallace Computer Services, Inc.'s previously filed Form S-8 Registration Statement (No. 333-58548) for the Wallace Profit Sharing and Retirement Plan.

We have not audited any financial statements of the Wallace Profit Sharing and Retirement Plan subsequent to December 31, 2001 or performed any audit procedures subsequent to the date of our report.

Washington, Pittman & McKeever, LLC

WASHINGTON, PITTMAN & McKEEVER, LLC

Chicago, Illinois
June 24, 2002

Exhibit 2

WALLACE PROFIT SHARING AND RETIREMENT PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

DECEMBER 31, 2001 AND 2000

TOGETHER WITH AUDITOR'S REPORT

WALLACE PROFIT SHARING AND RETIREMENT PLAN

FINANCIAL STATEMENTS

DECEMBER 31, 2001 AND 2000

TABLE OF CONTENTS

WASHINGTON, PITTMAN & McKEEVER, LLC
CERTIFIED PUBLIC ACCOUNTANTS AND
MANAGEMENT CONSULTANTS
819 South Wabash Avenue
Suite 600
Chicago, Illinois 60605

Ph. (312) 786-0330
Fax (312) 786-0323
www.wpmck.com

INDEPENDENT AUDITOR'S REPORT

To the Retirement Plans Committee of the Wallace Profit Sharing and Retirement Plan

We have audited the accompanying statements of net assets available for benefits of the **Wallace Profit Sharing and Retirement Plan** (the "Plan") as of December 31, 2001 and the related statements of changes in net assets available for benefits for the year then ended. These financial statements and supplemental schedules are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of the Plan as of December 31, 2000, were audited by other auditors whose report dated June 20, 2001, expressed an unqualified opinion on those financial statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes, and reportable transactions as of and for the year ended December 31, 2001, are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Washington, Pittman & McKeever, LLC

WASHINGTON, PITTMAN & McKEEVER, LLC

Chicago, Illinois
May 23, 2002

WALLACE PROFIT SHARING AND RETIREMENT PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2001 AND 2000

(EMPLOYER IDENTIFICATION NUMBER 36-2515832, PLAN NUMBER 003)

	2001	2000
ASSETS		
INVESTMENTS, AT FAIR VALUE:		
Investment in Wallace Defined Contribution Master Custody Arrangement	$ 311,305,074	$ 327,343,389
Mutual funds	87,117,271	$ 91,187,977
Participant loans	3,976,329	3,144,979
	91,093,600	94,332,956
Total Investments	402,398,674	421,676,345
RECEIVABLES:		
Company contribution	10,789,747	6,055,046
Participant contribution	99,936	91,995
Other	-	570
Total Receivables	10,889,683	6,147,611
TOTAL ASSETS	413,288,357	427,823,956
LIABILITIES:		
Excess contributions payable	12,155	80,880
NET ASSETS AVAILABLE FOR BENEFITS	$ 413,276,202	$ 427,743,076

The accompanying notes are an integral part of these financial statements.

WALLACE PROFIT SHARING AND RETIREMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31,

(EMPLOYER IDENTIFICATION NUMBER 36-2515832, PLAN NUMBER 003)

	2001	2000
ADDITIONS TO NET ASSETS:		
Investment income -		
Interest	$ 301,621	$ 240,647
Dividends	498,213	440,922
Net (depreciation) appreciation in fair value of investments (mutual funds)	(11,042,474)	143,030
Net investment income from the Wallace Defined Contribution Master Custody Arrangement	1,534,146	16,957,438
Total investment (loss) income	(8,708,494)	17,782,037
Contributions -		
Employer contributions	10,789,747	6,057,975
Add: Forfeitures	857,870	-
	11,647,617	6,057,975
Participant contributions	15,170,929	15,579,285
Rollover contributions	160,497	497,169
Total contributions	26,979,043	22,134,429
Total additions	18,270,549	39,916,466
DEDUCTIONS FROM NET ASSETS:		
Benefits paid to participants	32,680,685	46,291,174
Administrative expenses	56,738	40,885
Total deductions	32,737,423	46,332,059
Net Decrease	(14,466,874)	(6,415,593)
NET ASSETS, BEGINNING OF YEAR	427,743,076	434,158,669
NET ASSETS, END OF YEAR	$ 413,276,202	$ 427,743,076

The accompanying notes are an integral part of these financial statements.

WALLACE PROFIT SHARING AND RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001

NOTE 1 – PLAN DESCRIPTION

The following brief description of the Wallace Profit Sharing and Retirement Plan (the "Plan") of Wallace Computer Services, Inc. (the "Company") is provided for general information only. Participants should refer to the Plan document for more complete information.

The Plan is a defined contribution plan covering all full-time regular employees with 31 days of service, except those belonging to a collective bargaining unit who has not negotiated to be in this Plan. It is subject to the provisions of the Employment Retirement Income Security Act of 1974 (ERISA), as amended.

Contributions

Participants are eligible to make a contribution after 31 days of service. Effective after one year of service, participants become eligible for the annual Company contribution and/or an allocation of forfeitures. Participants are required to contribute a minimum of 3% of their total compensation, if they want to be eligible to share in the company contribution and any allocation of forfeitures. Participants' total contributions are limited to 15% of their covered compensation for 2001 and 2000. Participants have the option of treating their contributions as either tax-deferred contributions or taxed contributions.

The aggregate Company contribution to the Plan is determined by the Board of Directors. The Company contribution is split between the Plan and an unqualified supplemental retirement plan so as to comply with certain contribution limitations set forth in the Internal Revenue Code ("IRC"). The portion not deposited in this Plan represents the excess Company contributions that could not be credited to participants' accounts because of the limitations. The minimum Company contribution is equivalent to the aggregate total of 3% minimum required contributions for all participants eligible to share in any annual Company contributions and/or allocated forfeitures, regardless of the net income of the Company. The Company contribution and forfeitures of the unvested portion of terminated participants' accounts are allocated to participant accounts primarily on the basis of the remaining participants' covered compensation, subject to the total contribution limits to a participant set forth in the IRC. Forfeitures are allocated to active participants entitled to Company contributions at the end of the Plan year.

Administration

The Plan is administered by Mellon HR Solutions (formerly known as Dreyfus Retirement Services). The custodian is Boston Safe Deposit and Trust Company.

Participant Accounts

Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) investment funds earnings or losses, and (c) forfeitures of terminated participants' nonvested accounts and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Allocations of investment return are based on participant account balances in each fund. Effective April 1, 2000, participants can allocate their voluntary contributions among six investment funds.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Prior to January 1, 2001, participants were fully vested in the Company contribution and forfeitures after completing seven years of service according to the following schedule:

Completed Years of service	Vesting %
1	0%
2	10%
3	20%
4	40%
5	60%
6	80%
7	100%

Effective January 1, 2001, participants are fully vested in the Company contributions and forfeitures after completing five years of service according to the following schedule:

Completed Years of service	Vesting %
1	20%
2	40%
3	60%
4	80%
5	100%

In addition, if a participant reaches the age of 60 before completing the five years of service, he or she becomes 100% vested.

WALLACE PROFIT SHARING AND RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001
(continued)

Investment Options

The Company's Retirement Plans Committee, which is appointed by the Board of Directors, establishes the overall investment objectives of the Plan assets, selects investment advisors and/or pooled investment vehicles for each of the funds.

The Plan has six investment funds, including the Company Stock Fund. Participants may direct their investments between the following six options:

Stable Value Fund—This fund provides current income consistent with yield on short-term government bonds, but with little or no change in principal value.

Balanced Fund—This fund combines the opportunity for income and long-term capital growth, by investing in a diversified portfolio of both stocks and bonds. The fund is managed by five investment managers, each having a separate portfolio with differing objectives and styles.

Long-term Growth Fund—This fund seeks long-term capital growth, with income at a level similar to the yield on the S&P 500. It invests primarily in a diversified portfolio of large cap common stocks.

Equity Index Fund—This fund seeks to replicate the characteristics and performance of a core stock market index, the S&P500. The fund may also use futures or options on the index as an unleveraged alternative to holding individual securities.

Aggressive Growth Fund—This fund seeks long-term capital appreciation, with income as a minor consideration. It invests in small and mid-cap domestic stocks that have risks significantly higher than the broad stock market, as measured by the S&P 500.

Wallace Company Stock Fund—Invests primarily in the Company's common stock. Effective February 3, 2001, the Company stock fund is limited to one transfer either in or out, in any 30-day period.

Participant Loans

The minimum amount participants may borrow from their fund accounts is $1,000. The maximum participants may borrow is the lesser of $50,000 or 50% of their account balances. Loan terms range from one to five years. The loans are secured by the balance in the participant's account and bear interest at a rate equal to the prime rate plus 1%. The interest rate for the loans during 2001 ranged from a low of 6.00% to a high of 10.50%. Principal and interest are paid ratably through weekly or semi-monthly payroll deductions.

Payment of Benefits

A participant's account becomes distributable upon termination from the Company. If the termination is due to retirement, total disability or death, the entire account balance becomes distributable to the participant. For other terminations, the participant receives his own contributions plus earnings thereon and the vested portion of the Company contributions, forfeitures plus earnings thereon.

NOTE 2 -SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

New Accounting Pronouncements

In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," to establish accounting and reporting standards for derivatives. SFAS No. 133 was subsequently amended by SFAS No. 137 and SFAS No. 138. These new standards require that all derivatives be recognized at their fair value as either assets or liabilities on the balance sheet and specify the accounting for changes in fair value depending upon the intended use of the derivative. The Plan was required to adopt SFAS No. 133, as amended, in the fiscal year ended December 31, 2001.

The Plan's utilization of derivative instruments for trading or non-trading purposes is minimal, and the provisions of these statements are not applied because the impact on the Plan's financial statements is not material.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan's investments, other than guaranteed investment contracts, are carried at current market value as determined by the custodian based upon quoted market prices. Guaranteed investment contracts are stated at contract value as reported by the respective insurance companies; contract values approximate fair market values at December 31, 2001.

WALLACE PROFIT SHARING AND RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001
(continued)

Investment Valuation and Income Recognition (continued)

The fair value of the Plan's investment in the Wallace Defined Contribution Master Custody Arrangement is based on the beginning of year value of the Plan's interest in the Trust plus actual contributions and investment income less actual distributions and allocated administrative expenses (NOTE 5). Quoted market prices are used to value investments in the Master Trust.

Interest and dividends are recorded on the accrual basis and dividend income is accrued on the ex dividend date.

Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses from securities transactions are reported on the average cost method.

Administrative Expenses

All expenses directly related to the Plan, such as fees of the custodian and investment advisors, are paid by the Plan.

Payment of Benefits

Benefits are recorded when paid.

NOTE 3 – INVESTMENTS

The current value of investments that represent 5% or more of the Plan's net assets available for Plan benefits at December 31, 2001 and 2000, are as follows:

	2001	2000
Mutual Funds:		
Dreyfus/Laurel FDS Inc S&P 500		
Stk Index Fund: Equity Index	$ 23,515,997	$ 24,820,880
Dreyfus Apprec FD INC: Long Term Growth	27,445,069	28,920,821
Dreyfus Emerging Leaders FD: Aggressive Growth	36,156,205	37,332,636

During 2001 and 2000, the Plan's investments, including investments bought or sold, as well as held, during the year, (depreciated) appreciated in value by ($11,042,474) and $143,030, respectively, as follows:

	2001	2000
Mutual funds	$(11,042,474)	$143,030

NOTE 3 – INVESTMENTS (continued)

The Plan provides for investments in common stock and mutual funds that, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investments securities will occur in the near term and that such changes could affect the amounts reported in the Statements of Net Assets Available for Benefits.

NOTE 4 – INVESTMENT CONTRACTS

The Plan invests in fully benefit-responsive investment contracts that are valued at contract value, which represents the principal balance of the investment contracts, plus accrued interest at the stated contract rate, less payments received and contract charges by the insurance company. Under the terms of the investment contracts, the crediting interest rate is determined semiannually based on the insurance company's applicable rate schedule. The aggregate average interest rate for the investment contracts as of December 31, 2001 and 2000 was 6.34% and 6.91%, respectively. The recorded contract value of the investment contracts approximates fair market value as of December 31, 2001 and 2000.

NOTE 5 – INTEREST IN WALLACE DEFINED CONTRIBUTION MASTER CUSTODY ARRANGEMENT

Certain assets of the Plan are in the Wallace Defined Contribution Master Custody Arrangement (the "Arrangement") which was established for the investment of assets of the Plan and another Wallace sponsored retirement plan. Each plan has an undivided interest in the Arrangement. The assets of the Arrangement are held by Boston Safe Deposit and Trust Company (the "Asset Custodian"). The Plan's interest in the net assets of the Arrangement is based on the individual plan participants' investment balances.

Investment income is allocated on a daily basis through a valuation performed by the Asset Custodian. Administrative expenses relating to the Arrangement are allocated to the individual funds based upon average quarterly balances invested by each plan. At December 31, 2001 and 2000, the Plan's interest in the net assets of the Arrangement was approximately 88% and 89%, respectively.

The Arrangement held the following classifications of investments as of December 31, 2001 and 2000:

	2001	2000
Investments at market value-		
Wallace Company Stock Fund	$ 15,594,845	$ 21,794,920
Stable Value Fund	171,933,099	146,139,758
Balanced Fund	166,036,585	200,117,112
Total	$353,564,529	$368,051,790

Investment income for the Arrangement is as follows for the years ended December 31, 2001 and 2000:

	2001	2000
Net (depreciation) appreciation in fair value of investments-		
Common stock	$ (9,221,600)	$ 9,220,133
Fixed income securities- Investment contracts	11,130,987	9,449,390
Net appreciation	1,909,387	18,669,523
Interest and dividends	580,284	306,044
Total investment income	$ 2,489,671	$18,975,567

NOTE 6 – DERIVATIVE FINANCIAL INSTRUMENTS

The Plan has limited involvement with derivative financial instruments and does not use them for trading purposes. The Plan owns shares in a commingled international equity fund. The mangers of these funds may, from time to time, use currency futures and forward contracts to manage the fund's currency position.

The Plan also invests in commingled domestic equity funds. The managers of these funds have the authority to invest in Standards & Poor's 500 futures to create exposure to equity securities as part of the fund's cash management strategy. Daily margin settlement for future contracts results in maintaining a zero market value for the contracts.

NOTE 7 – INCOME TAX STATUS

The Plan obtained a determination letters on October 11, 1995, and April 25, 2002, in which the Internal Revenue Service stated that the Plan and related trust, as designed, were in compliance with the applicable requirements of the Internal Revenue Code ("IRC"). The Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

NOTE 8 – PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

WALLACE PROFIT SHARING AND RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001
(concluded)

NOTE 9 – SUBSEQUENT EVENTS

Effective January 1, 2002, the following amendments will take effect for Plan:

- A provision will be added for 401(k) catch up contributions for participants age 50 and older.
- The contribution limit for all employees will be raised to 85% of covered compensation, not to exceed $40,000.

WALLACE PROFIT SHARING AND RETIREMENT PLAN

SCHEDULE H, ITEM 4i.--SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

AS OF DECEMBER 31, 2001

EMPLOYER IDENTIFICATION NUMBER: 36-2515832, PLAN NUMBER: 003

Schedule I

	No. of Shares or Units	Description of Security	Cost	Current Value
		MUTUAL FUNDS		
*	721,859 units	Dreyfus Apprec FD INC - Long term growth	30,883,093	27,445,069
*	983,933 units	Dreyfus/Laurel FDS Inc - S&P 500 Stock Index - Equity Index	26,614,266	23,515,997
*	1,039,868 units	Dreyfus Emerging Leaders FD - Agggressive Growth	36,982,167	36,156,205
		Total Mutual Funds	94,479,526	87,117,271
		PARTICIPANT LOANS		
	3,976,329	Loans (Interest rates range from 6.00% - 10.50%)	3,976,329	3,976,329
		Total Assets Held For Investment Purposes	$ 98,455,855	$ 91,093,600

* A party-in-interest to the Plan

WALLACE PROFIT SHARING AND RETIREMENT PLAN

SCHEDULE H, ITEM 4j.--SCHEDULE OF REPORTABLE TRANSACTIONS

FOR THE YEAR ENDED DECEMBER 31, 2001

EMPLOYER INDENTIFICATION NUMBER: 36-2515832, PLAN NUMBER: 003

Schedule II

		Purchases	Sales		
No. of Shares or Units	Description of Security	Purchase Price	Cost of Assets	Selling Price	Net Gain (Loss)
	NONE				